EXHIBIT 99.59

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

December 21, 2001
TSE Symbol: GAM
News Release #19	Issued: 28,174,316 Shares

GAMMON LAKE ANNOUNCES PROSPECTUS RECEIPT FOR
$1.25 MILLION SPECIAL WARRANT FINANCING

Gammon Lake Resources Inc. (TSE:  GAM) is pleased to announce that it has received receipts from all applicable securities regulators for a final prospectus qualifying the exercise of 2,494,250 Special Warrants.  These special warrants financings were completed in two tranches. The first tranche of 1,975,000 Special Warrants was sold for $0.52 per Special Warrant for gross proceeds of $1,027,000 in a private placement financing which closed on October 11, 2001.  Northern Securities Inc. was the underwriter for this financing. The second tranche of 519,250 Special Warrants was sold for $0.45 per Special Warrant for gross proceeds of $233,663 in a private placement financing which closed on December 19, 2001 and is being announced in this press release.  This tranche of the private placement was completed with 296,250 Special Warrants sold to Northern Securities Inc. pursuant to the exercise of an option granted in the first tranche of the private placement, and 223,000 Special Warrants sold to private investors on a non-brokered basis. This second tranche of Special Warrants was also qualified for trading under the prospectus. Pursuant to the terms of the Special Warrants, each Special Warrant has been automatically exercised for one common share and one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share for $0.65 until October 9, 2003.  Proceeds of this financing are being applied to continued exploration of Gammon Lake’s Ocampo, Mexico Gold-Silver Project.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.